Exhibit 12.1

Power REIT
Computation of Ratios of Earnings to Fixed Charges

	3 Months Ended September 30,	Year Ended December 31,
(in $ thousands)	2013(a)	2012(a)	2011(b)	2010(b)	2009(b)	2008(b)

Earnings:	$(181)	$(322)	$637	$764	$750	$770
Add fixed charges	38	0	-	-	-	-
Total earnings (loss)	$(143)	$(322)	$637	$764	$750	$770

Fixed charges:
Interest on Indebtedness	$38	$0	$-	$-	$-	$-
Preferred Stock Expenses	-	-	-	-	-	-
Total fixed charges	$38	$0	$-	$-	$-	$-

Ratio of Earnings to Fixed Charges	(c)	(c)	n/a	n/a	n/a	n/a
_______
a. We did not have any shares of preferred stock outstanding for this period.
b. We did not have any shares of preferred stock or indebtedness outstanding for this period, and therefore, we did not have any fixed charges.

c. For the three months ended September 30, 2013 and the year ended December 31, 2012, earnings were insufficient to cover fixed charges by approximately $181,000 and $322,000, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for each such respective period.